SUB-ITEM 77M:
Mergers

On November 17, 2011, the Board of Directors of Helios Strategic Mortgage Income Fund Inc. (“HSM”) approved an Agreement and Plan of Reorganization providing for, among other things, the transfer of the assets and liabilities of HSM into the Helios Total Return Fund, Inc. (the “Fund”).  On March 16, 2012, the stockholders of HSM approved the Agreement and Plan of Reorganization and the stockholders of the Fund approved the issuance of new shares.  The reorganization of HSM into the Fund was effective as of the opening of business of the New York Stock Exchange on April 2, 2012.  The increase in the net assets to the Fund resulting from the merger with HSM amounted to $64,656,398.

As of the close of business March 30, 2012, pursuant to an Agreement and Plan of Reorganization previously approved by the Funds’ Board of Directors, all of the assets, subject to the liabilities, of the Helios Strategic Mortgage Income Fund, Inc. were transferred to the Helios Total Return Fund, Inc. in exchange for corresponding shares of the Helios Total Return Fund, Inc. of equal value.  The purpose of the transaction was to combine two funds with comparable investment objectives and strategies.  The exchange ratio was 1.0657. The net asset value of the Helios Total Return Fund, Inc. shares on the close of business March 30, 2012, after the reorganization was $5.96, and a total of 10,841,114 shares were issued to shareholders of the Helios Strategic Mortgage Income Fund, Inc. in the exchange. The exchange was a tax-free event to Helios Strategic Mortgage Income Fund, Inc. shareholders. For financial reporting purposes, assets received and shares issued by the Helios Total Return Fund, Inc. were recorded at fair value; however the cost basis of investments received from Helios Strategic Mortgage Income Fund, Inc. was carried forward to align ongoing reporting of the Helios Total Return Fund, Inc’s. realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

The components of net assets immediately before the acquisition were as follows:

	Capital Stock	Accumulated net investment loss	Accumulated net realized loss on investments	Net Unrealized Depreciation	Net Assets
Helios Strategic Mortgage Income Fund, Inc.	$135,113,490	$ (2,383,501)	$ (51,684,861)*	$ (16,388,730)	$ 64,656,398
Helios Total Return Fund, Inc.	277,545,747	(3,345,197)	(65,951,948)	(23,549,900)	184,698,702
Total	$412,659,237	$ (5,728,698)	$ (117,636,809)	$ (39,938,630)	$ 249,355,100

*Due to rules under section 381 and 382 of the internal revenue code, the combined fund would only be able to utilize $15,209,430 of these losses and the losses would be limited to $2,279,853 each year ($1,530,312 in the first short year) over the next 7 years.  The combined fund may not utilize the remaining $36,127,577. These amounts are estimates and will be determined at the end of the Fund’s current fiscal year.

Assuming the acquisition of Helios Strategic Mortgage Income Fund, Inc. had been completed on December 1, 2011, the combined funds’ pro forma results in the Statement of Operations during the period ended May 31, 2012 would be as follows:

Net investment income (loss)	$ 359,899*
Net realized and unrealized gain (loss) on investment	$ (3,838,944)**
Net increase (decrease) in net assets resulting from operations	$ (3,479,045)

* $2,743,400 as reported in the Helios Total Return Fund, Inc. Statement of Operations, plus $(2,383,501) Helios Strategic Mortgage Income Fund, Inc. pre-merger.
** $11,108,659 as reported in the Helios Total Return Fund, Inc. Statement of Operations plus $(14,947,603) Helios Strategic Mortgage Income Fund, Inc. pre-merger.

Because the combined Funds have been managed as a single integrated Fund since the acquisition was completed, it is not practicable to separate the amounts of income and expenses of the Helios Strategic Mortgage Income Fund, Inc. that have been included in the Helios Total Return Fund, Inc.’s Statement of Operations since March 31, 2012.